SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May 2011.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	English press release entitled, “Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2011”
2.	English press release entitled, “Announcement Regarding Candidates for Director and Member Composition of the Three Committees of ORIX Corporation”
3.	English press release entitled, “Announcement Regarding Management Changes”
4.	English press release entitled, “Announcement Regarding Terms for Disposal of Treasury Stock”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 10, 2011	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO ORIX Corporation

May 10, 2011

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

Announcement Regarding Dividend for Fiscal Year Ended March 31, 2011

TOKYO, Japan – May 10, 2011 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced the resolution regarding the expected dividend amount for the fiscal year ended March 31, 2011. The dividend amount will be formally decided at a meeting of the Board of Directors held on May 23rd, after a statutory audit of the financial reports for the fiscal year ended March 31, 2011.

Dividend Details:

	Amount Decided	Dividend Paid for Fiscal Year Ended March 31, 2010
Record Date	March 31, 2011	March 31, 2010
Dividend per share	80 yen	75 yen
Total dividend amount	8,599 million yen	8,061 million yen
Effective date	June 2, 2011	June 2, 2010
Source of Dividend	Retained earnings	Retained earnings

Basic Profit Distribution Policy

ORIX believes that securing profits from its businesses primarily as retained earnings, and utilizing them for strengthening its base of operations and making investments for growth, assists in sustaining profit growth while maintaining financial stability, leading to increased shareholder value.

Regarding dividends, ORIX responds to shareholder expectations through increasing shareholder value through mid-to long-term profit growth and steady distribution of profit.

Regarding share buybacks, ORIX will take into account the adequate level of retained earnings and act flexibly and accordingly by considering the factors such as changes in the economic environment, trend in stock prices, and financial situation.

Given the policy outlined above and the current operating environment, the annual dividend will be 80 yen per share, up from 75 yen in the previous fiscal year. Dividend distribution is scheduled once a year as a fiscal year-end dividend.

Reference:

	Interim Dividend	Fiscal Year-end Dividend	Annual Dividend
Dividend per share for the Fiscal Year Ended March 31, 2011	—	80 yen	80 yen
(Reference) Dividend Paid for Fiscal Year Ended March 31, 2010	—	75 yen	75 yen

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 27 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/en

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2009 – March 31, 2010.”

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May 10, 2011

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding Candidates for Director

and Member Composition of the Three Committees of ORIX Corporation

TOKYO, Japan – May 10, 2011 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement that the Nominating Committee has decided the candidates for Director. The nominations are scheduled to be finalized at the 48th Annual General Meeting of Shareholders of the Company on June 22, 2011.

The Company announced that the composition of the Audit, Nominating and Compensation Committees detailed below will remain the same as the current committee composition after June 22, 2011 as decided in a Board of Directors meeting held today. All three Committees are to be formed entirely by outside directors. The nominations are scheduled to be finalized at the Board of Directors meeting after the 48th Annual General Meeting of Shareholders of the Company on June 22, 2011.

Candidates for the 13 director positions (including 6 Outside Directors) are as follows:

Yoshihiko Miyauchi	Yoshinori Yokoyama (Outside Director)
Makoto Inoue	Hirotaka Takeuchi (Outside Director)
Haruyuki Urata	Takeshi Sasaki (Outside Director)
Hiroaki Nishina	Eiko Tsujiyama (Outside Director)
Kazuo Kojima	Robert Feldman (Outside Director)
Yoshiyuki Yamaya	Takeshi Niinami (Outside Director)
Tamio Umaki – newly nominated –

Details on New Candidate for Director

Tamio Umaki (Born January 16, 1948)

Apr. 1972	Joined the Company
Mar. 1999 Jun. 1999	Head, Tohoku Area Executive Officer
Nov. 2000	Deputy Head, Tokyo Sales Headquarters
Jan. 2002	Group Executive President, ORIX Rentec Corporation
Jan. 2007	Group Senior Vice President
Oct. 2008	Corporate Senior Vice President Chief Information Officer Responsible for IT Planning Office
Jan. 2009	Head, Human Resources & Corporate Administration Headquarters
Mar. 2009	Responsible for Administration Center Responsible for Asset Administration Department
Jun. 2010	Corporate Executive Vice President

Details on Candidates for Outside Director

Yoshinori Yokoyama (Born September 16, 1942)

Apr. 1966	Joined Kunio Mekawa & Associates (Tokyo)
Sep. 1973	Joined Davis Broady & Associates (New York)
Sep. 1975	Joined McKinsey and Company, Inc.
Jul. 1987	Director, McKinsey and Company, Inc.
Jun. 2002	Outside Director of ORIX
Jun. 2006	Outside Director, Sumitomo Mitsui Financial Group and Sumitomo Mitsui Banking Corp.

Basis for candidacy for appointment as an Outside Director

Mr. Yoshinori Yokoyama is a candidate for Outside Director. He successively served as director and served other positions at McKinsey & Company, Inc. He has a wealth of experience and knowledge as a business consultant, and is independent from the management engaged in the operations. As Chairman of the Compensation Committee, he contributed to the Company by leading discussions and deliberations on compensation structures and compensation levels which provide appropriate incentives to focus on performance of the subject mid to long term effects.

Hirotaka Takeuchi (Born October 16, 1946)

Sep. 1977	Lecturer at the Graduate School of Business Administration at Harvard University
Apr. 1983	Assistant Professor, Hitotsubashi University’s School of Commerce
Apr. 1987	Professor, Hitotsubashi University’s School of Commerce
Apr. 1998	Dean of the Graduate School of International Corporate Strategy, Hitotsubashi University
Jun. 2000	Corporate Auditor of ORIX
Jun. 2003	Retired Corporate Auditor
Jun. 2004	Outside Director of ORIX
Mar. 2005	Outside Director of Trend Micro Incorporated
Apr. 2008	Outside Director of Integral Corporation
Apr, 2010	Professors emeritus, Hitotsubashi University
Jul, 2010	Professor at the Graduate School of Business Administration at Harvard University

Basis for candidacy for appointment as an Outside Director

Mr. Hirotaka Takeuchi is a candidate for Outside Director. He served successively as the Dean of Hitotsubashi University Graduate School of International Corporate Strategy, currently serves as a professor of the Graduate School of Business Administration at Harvard University, is knowledgeable in the areas of corporate strategy, and is independent from the management engaged in the operations. He contributed to the Company by participating suitably in discussions and deliberations from the standpoint of overall strategy.

Takeshi Sasaki (Born July 15, 1942)

Apr. 1968	Assistant Professor at the University of Tokyo, School of Law
Nov. 1978	Professor at the University of Tokyo, School of Law
Apr. 1991	Professor at the University of Tokyo Graduate Schools for Law and Politics
Apr. 1998	Dean of the University of Tokyo Graduate Schools for Law and Politics and School of Law
Apr. 2001	President of the University of Tokyo
Apr. 2005	Professor at Gakushuin University, Faculty of Law, Department of Politics
Jun. 2006	Outside Director to East Japan Railway Co., Outside Director of ORIX
Jun. 2007	Outside Director to TOSHIBA Corp.

Basis for candidacy for appointment as an Outside Director

Mr. Takeshi Sasaki is a candidate for Outside Director. He served successively as the President of the University of Tokyo and the President of the Japan Association of National Universities (currently, incorporated). He has a wealth of experience in university reform, is knowledgeable in a wide range of issues in politics and society in general that affect the company’s management, and is independent from the management engaged in the operations. As Chairman of the Nominating Committee, he contributed to the Company by leading discussions and deliberations on members of the Board of Directors and executive officers suitable for the Company’s business operations.

Eiko Tsujiyama (Born December 11, 1947)

Aug. 1980	Assistant Professor, Ibaraki University’s School of Humanities
Jan. 1982	Visiting Fellow, Columbia Business School
Apr. 1985	Assistant Professor, Musashi University’s School of Economics
Apr. 1991	Professor, Musashi University’s School of Economics
Sep. 1993	Visiting Fellow, University of Cambridge
Apr. 1996	Dean, Musashi University’s School of Economics
Apr. 2003	Professor, Waseda University’s School of Commerce and the Graduate School of Commerce
Apr. 2008 Jun. 2010 May. 2011	Outside Auditor, Mitsubishi Corporation Outside Director of ORIX Outside Auditor, Lawson, Inc (Planned)

Basis for candidacy for appointment as an Outside Director

Ms. Eiko Tsujiyama is a candidate for Outside Director. She serves as a professor of Waseda University’s School of Commerce and the Graduate School of Commerce, has served on government and institutional finance and accounting councils both in Japan and overseas, has extensive knowledge as a professional accountant, and is independent from the management engaged in the operations. As Chairman of the Audit Committee, she contributed to the Company by receiving periodic reports from the Company’s internal audit department and leading discussions on the effectiveness of the Company’s internal control system.

Robert Feldman (Born June 12, 1953)

Jul, 1973	Joined Nomura Research Institute, Ltd., Intern
Jul, 1981	Visiting Scholar, Bank of Japan
Oct, 1983	Economist, International Monetary Fund
Apr, 1990	The chief economist, Salomon Brothers Inc.(currently Citigroup Global Markets Japan Inc.)
Feb, 1998	Joined Morgan Stanley Securities, Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.) as Managing Director and Chief Economist Japan
Apr. 2003	Managing Director, Co-Director of Japan Research and Chief Economist, Morgan Stanley Japan Securities Co., Ltd.(currently Morgan Stanley MUFG Securities Co., Ltd.)
Dec. 2007	Managing Director and Head of Japan Economic Research, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
Jun. 2010	Outside Director of ORIX

Basis for candidacy for appointment as an Outside Director

Mr. Robert Feldman is a candidate for Outside Director. He currently serves as Managing Director head of Japan Economic Research at Morgan Stanley, and as an economist, has a deep understanding of the environment and events of business management both in Japan and overseas, and is independent from the management engaged in the operations. He contributed to the Company by participating suitably in discussions and deliberations from a broader perspective.

Takeshi Niinami (Born January 30, 1959)

Apr. 1981	Joined Mitsubishi Corporation
Jun. 1995	President of Sodex Corporation
Apr. 2001	Unit Manager of Lawson Business and Mitsubishi’s Dining Logistical Planning team, Consumer Industry division, Mitsubishi Corporation
May. 2002 Mar. 2005	President and Executive Officer, Lawson, Inc President and CEO, Lawson, Inc
Apr. 2006 Jun. 2010	Outside Director, ACCESS, Co, Ltd. Outside Director of ORIX

Basis for candidacy for appointment as an Outside Director

Mr. Takeshi Niinami is a candidate for Outside Director. He currently serves as President and CEO of Lawson, Inc., has broad knowledge of corporate management, and is independent from the management engaged in the operations. He contributed to the Company by participating suitably in discussions and deliberations from the standpoint of top management.

The Nominating Committee established ‘Requirements for Independent Directors’ as set forth below, and all candidates for Outside Directors meet these requirements.

(1)	A candidate or his/her family member(*) does not currently receive a material amount (i.e. 10 million yen or more a year) of compensation (as to his/her family member, except for compensation as an employee) from the Company or its subsidiaries except for compensation as a director.

(2)	A candidate or his/her family member(*) is not a major shareholder of the Company (i.e. a shareholder holding 10% or more of all issued shares) or a person representing the interests of any such major shareholder.

(3)	A candidate is not an executive officer etc. or an employee of the Company or its subsidiaries. Furthermore, his/her family member(*) is not an executive officer etc. of the Company or its subsidiaries. If candidates or his/her family member was so in the past, five years or more have passed since his/her resignation or retirement.

(4)	There is no overlapping of directors between a company to which the candidate belongs as an executive officer etc. and the Company. “Overlapping” means a situation where the Company or its subsidiaries’ executive officers, etc. serve as directors at a company where a candidate serves as an executive officer etc., and the candidate becomes a director of the Company.

(5)	There are no matters that may lead to a material conflict of interest in performing his/her duties as director or special interest relationship that may affect his/her decision-making.

(* His/her family member means his/her spouse, biological relatives or relatives by marriage within the second degree of relationship or other relatives who reside with him/her.)

Nominating Committee

5 Members (Outside Directors: 5)

Chairman: Takeshi Sasaki

Members: Yoshinori Yokoyama, Hirotaka Takeuchi, Robert Feldman, and Takeshi Niinami

Audit Committee

3 Members (Outside Directors: 3)

Chairman: Eiko Tsujiyama

Members: Yoshinori Yokoyama and Takeshi Sasaki

Compensation Committee

5 Members (Outside Directors: 5)

Chairman: Yoshinori Yokoyama

Members: Hirotaka Takeuchi, Takeshi Sasaki, Eiko Tsujiyama and Takeshi Niinami

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 27 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, trust and banking and loan servicing. For more details, please visit our website at: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2010 – March 31, 2011.”

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May 10, 2011

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: www.orix.co.jp/grp/en/

Announcement Regarding Management Changes

TOKYO, Japan –May 10, 2011 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding management changes.

New Position	Present Position	Name
Changes Effective as of June 22, 2011
Director and Vice Chairman Group Corporate Sales Group Osaka Representative Chairman, ORIX Real Estate Corporation President, ORIX Baseball Club Co., Ltd. Chairman, ORIX Auto Corporation	Director and Deputy President Group Corporate Sales Group Osaka Representative Chairman, ORIX Real Estate Corporation President, ORIX Baseball Club Co., Ltd. Chairman, ORIX Auto Corporation	Hiroaki Nishina
Director and Corporate Executive Vice President Chief Information Officer Human Resources & Corporate Administration Headquarters IT Planning Office	Corporate Executive Vice President Chief Information Officer Human Resources & Corporate Administration Headquarters IT Planning Office	Tamio Umaki
Advisor	Director and Vice Chairman	Yukio Yanase
Changes Effective as of June 30, 2011
Retire *1	Group Senior Vice President President, ORIX Life Insurance Corporation	Izumi Mizumori
Changes Effective as of July 1, 2011
Group Executive *2 President, ORIX Life Insurance Corporation	Deputy President, ORIX Life Insurance Corporation	Toshiyuki Ohto

*1	Izumi Mizumori will be appointed Chairman of ORIX Life Insurance Corporation on July 1, 2011.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 27 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, trust and banking and loan servicing. For more details, please visit our website at: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2010 – March 31, 2011.”

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May 10, 2011

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

URL: www.orix.co.jp/grp/en/

Announcement Regarding Terms for Disposal of Treasury Stock

TOKYO, Japan – May 10, 2011– ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today announced that it has decided to dispose of a portion of its treasury stock. The treasury stock to be disposed of forms a portion of the remuneration during the terms of a director and executive officer who is scheduled to retire on June 22, 2011 and a group executive who is scheduled to retire on June 30, 2011. All of the funds acquired upon disposal of this portion of treasury stock will be used for general corporate purposes. Details yet to be determined will be announced after they have been decided.

Details of Disposal of Stock

1.	Type of Shares:	Common shares of the Company
2.	Maximum Number of Shares:	15,000 shares
3.	Disposal Price:	To be decided
As a rule, the disposal price shall be the closing price upon retirement. Specifically, the price shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including the retirement day and rounded upwards to the nearest yen. However, if the above price is below the closing price on the retirement day, the disposal price shall be the closing price on the retirement day.
4.	Payment Date for Purchase of Shares:	To be decided
As a rule, after retirement of the executive officer and group executive, and upon completion of prescribed procedures.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 27 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, trust and banking and loan servicing. For more details, please visit our website at: www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2010 – March 31, 2011.”

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